(A free translation of the original in Portuguese)

82-3769

ACESITA S.A.

Report of Independent Auditors on the Limited Review of Quarterly Information March 31, 2004

Jw 6/21

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua dos Inconfidentes, 1190 9º
30140-120 Belo Horizonte, MG - Brasil
Caixa Postal 289
Telefone (31) 3269-1500
Fax (31) 3261-6950

(A free translation of the original in Portuguese)

Report of Independent Auditors on the Limited Review of Quarterly Information

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out a limited review of the Quarterly Information (ITR) of Acesita S.A. for the quarter ended March 31, 2004. This information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) mentioned in paragraph one also includes accounting information, for comparison purposes, for the quarter ended March 31, 2003 and for the balance sheet at December 31, 2003. The limited review of the Quarterly Information (ITR) for the first quarter of 2003 and the audit of the financial statements for the year ended December 31, 2003 were conducted by other independent auditors, who issued an unqualified report thereon dated May 9, 2003, and opinion thereon dated February 16, 2004 (except for Note 26, whose date is March 19, 2004), respectively.

PRICEWATERHOUSECOOPERS

ACESITA S.A.

5 Our review was conducted for the purpose of issuing a report on the accounting information referred to in paragraph one, taken as a whole. The statement of cash flows and the statement of added value, presented for the purposes of additional information on the Company, are not required as an integral part of the Quarterly Information (ITR). The statement of cash flows and added value for the quarter ended March 31, 2004 were submitted to the review procedures mentioned in paragraph two and are duly presented in all material respects, in relation to the Quarterly Information (ITR) taken as a whole. Also, the statement of cash flows and added value for the quarter ended March 31, 2003, presented for comparison purposes, were not reviewed by independent auditors.

Belo Horizonte, April 30, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89
4 - State Registration Number – NIRE		
3130042707		

01.02 - HEAD OFFICE

1 - ADDRESS		2 - SUBURB OR DISTRICT
Avenida João Pinheiro, 580		Centro
3 - POSTAL CODE	4 – MUNICIPALITY	5 - STATE
30130-180	Belo Horizone	MG

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 – TELEPHONE	10 - TELEX
31	3235-4111	3235-4220	3235-4327	311030
11 - AREA CODE	12 - FAX	13 - FAX	14 – FAX	
31	3235-4300	3235-4264	3235-4294	
15 - E-MAIL				
finance@acesita.com.br				

01.03- INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME		
Gilberto Audelino Correa		
2 – ADDRESS		3 - SUBURB OR DISTRICT
Av. João Pinheiro, 580		Centro
4 - POSTAL CODE	5 – MUNICIPALITY	6 - STATE
30130-180	Belo Horizonte	MG

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 – TELEPHONE	11 - TELEX
31	3235-4220	-	-	-
12 - AREA CODE	13 - FAX	14 - FAX	15 – FAX	
31	3235-7218	-	-	
16 - E-MAIL				
finance@acesita.com.br				

01.04-GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2004	12/31/2004	1	1/1/2004	3/31/2004	4	10/1/2003	12/31/2003

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Rogério Roberto Gollo	365.244.920-72

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
March 31, 2004

01.01– IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.05– CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 3/31/2004	Prior quarter 12/31/2003	Same quarter in prior year 3/31/2003
Paid-up capital			
1 – Common	249,008,650	249,008,650	249,008,650
2 – Preferred	496,475,129	496,475,129	496,475,129
3 – Total	745,483,779	745,483,779	745,483,779
Treasury Stock			
4 – Common	1,489,015	1,489,015	1,489,015
5 – Preferred	1,054,900	1,054,900	1,054,900
6 – Total	2,543,915	2,543,915	2,543,915

01.06– CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 106 – Metallurgy and siderurgy
5 - MAIN ACTIVITY **Siderurgy – manufacture of special steel**
6 - TYPE OF CONSOLIDATION Not presented
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07– COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08– DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
5/12/2004	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 3/31/2004	4 – 12/31/2003
1	Total assets	3,878,437	3,815,271
1.01	Current assets	1,122,352	1,053,227
1.01.01	Cash and banks	353,060	410,120
1.01.01.01	Banks	4,461	58,923
1.01.01.02	Financial investments	348,595	351,197
1.01.01.03	Other	4	0
1.01.02	Receivables	188,801	210,456
1.01.03	Inventories	531,116	365,176
1.01.03.01	Finished products	113,552	70,182
1.01.03.02	Work in progress	147,964	115,405
1.01.03.03	Raw materials	117,512	101,098
1.01.03.04	Products in third party's possession	8,974	5,029
1.01.03.05	Imports in transit	108,446	48,647
1.01.03.06	Material for consumption, maintenance and other	34,668	24,815
1.01.04	Other	49,375	67,475
1.01.04.01	Taxes and contributions	22,871	30,625
1.01.04.02	Prepaid expenses	4,567	8,040
1.01.04.03	Employees' accounts	5,490	4,678
1.01.04.04	Dividends receivable	3,016	10,673
1.01.04.05	Other	13,431	13,459
1.02	Long-term receivables	891,436	878,278
1.02.01	Sundry receivables	500,279	492,987
1.02.01.01	Judicial deposits	122,915	126,142
1.02.01.02	Deferred income tax and social contribution	216,320	220,346
1.02.01.03	Taxes and contributions	75,757	60,107
1.02.01.04	Other	85,287	86,392
1.02.02	Related parties	205,822	201,529
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	205,822	201,529
1.02.02.03	Other related parties	0	0
1.02.03	Other	185,335	183,762
1.02.03.01	Prepaid expenses	11.789	13.268
1.02.03.02	Investments for sale	173.546	170.494
1.03	Permanent assets	1,864,649	1,883,766
1.03.01	Investments	137,270	132,945
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiaries	131,329	126,300
1.03.01.03	Other	5,941	6,645
1.03.02	Property, plant and equipment	1,727,379	1,750,821
1.03.03	Deferred charges	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 – Description	3 - 3/31/2004	4 – 12/31/2003
2	Total liabilities and stockholders' equity	3,878,437	3,815,271
2.01	Current liabilities	1,187,166	1,220,189
2.01.01	Loans and financings	836,675	860,798
2.01.02	Debentures	2,557	544
2.01.03	Suppliers	237,454	225,027
2.01.04	Taxes, charges and contributions	14,392	12,923
2.01.04.01	Value-Added Tax on Sales and Services (ICMS) payable	471	1,712
2.01.04.02	Excise Tax (IPI) payable	3,135	1,929
2.01.04.03	Withholding income tax	3,874	2,082
2.01.04.04	Social Contribution on Revenues (COFINS)	4,886	5,431
2.01.04.05	Other	2,026	1,769
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.08	Other	96,088	120,897
2.01.08.01	Salaries and social charges	32,279	37,016
2.01.08.02	Restructuring liabilities	1,245	5,874
2.01.08.03	Swap margin account	26,136	42,235
2.01.08.04	Other	36,428	35,772
2.02	Long-term liabilities	1,558,730	1,562,626
2.02.01	Loans and financing	1,104,334	1,129,104
2.02.02	Debentures	35,330	35,330
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	5,791	5,755
2.02.05	Other	413,275	392,437
2.02.05.01	Deferred income tax and social contribution	224,043	228,069
2.02.05.02	Taxes and contributions in court	118,083	96,764
2.02.05.03	Provision for contingencies	41,521	37,932
2.02.05.04	Other	29,628	29,672
2.03	Deferred income	0	0
2.05	Stockholders' equity	1,132,541	1,032,456
2.05.01	Paid-up capital	901,921	901,921
2.05.02	Capital reserves	11	11
2.05.02.01	IPI subsidy – Law 7554/86	3,948	3,948
2.05.02.02	Treasury stock	(3,937)	(3,937)
2.05.03	Revaluation reserves	434,908	442,724
2.05.03.01	Own assets	434,908	442,724
2.05.03.02	Subsidiaries/associated companies' assets	0	0
2.05.04	Revenue reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	0	0
2.05.05	Accumulated deficit	(204,299)	(312,200)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.01	Gross sales and/or services revenue	796,866	796,866	625,593	625,593
3.02	Deductions	(124,568)	(124,568)	(84,378)	(84,378)
3.03	Net sales and/or services revenue	672,298	672,298	541,215	541,215
3.04	Cost of sales and/or services	(435,012)	(435,012)	(367,961)	(367,961)
3.05	Gross profit	237,286	237,286	173,254	173,254
3.06	Operating expenses/income	(105,037)	(105,037)	(118,964)	(118,964)
3.06.01	Selling	(25,598)	(25,598)	(26,983)	(26,983)
3.06.01.01	Personnel expenses/labor charges	(3,391)	(3,391)	(2,943)	(2,943)
3.06.01.02	Sales expenses	(4,839)	(4,839)	(3,847)	(3,847)
3.06.01.03	Export expenses	(15,904)	(15,904)	(19,148)	(19,148)
3.06.01.04	Other	(1,464)	(1,464)	(1,045)	(1,045)
3.06.02	General and administrative	(23,840)	(23,840)	(20,074)	(20,074)
3.06.02.01	Personnel compensation/social charges	(10,546)	(10,546)	(7,436)	(7,436)
3.06.02.02	Rent	(766)	(766)	(635)	(635)
3.06.02.03	Services rendered by third parties	(6,619)	(6,619)	(6,048)	(6,048)
3.06.02.04	Taxes, charges and fines	(2,437)	(2,437)	(2,119)	(2,119)
3.06.02.05	Depreciation and amortization	(940)	(940)	(879)	(879)
3.06.02.06	Other	(2,532)	(2,532)	(2,957)	(2,957)
3.06.03	Financial	(44,807)	(44,807)	(106,176)	(106,176)
3.06.03.01	Financial income	14,837	14,837	13,364	13,364
3.06.03.02	Financial expenses	(59,644)	(59,644)	(119,540)	(119,540)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(28,901)	(28,901)	(32,272)	(32,272)
3.06.05.01	Monetary variations, net	(21,377)	(21,377)	(30,027)	(30,027)
3.06.05.02	Other	(7,524)	(7,524)	(2,245)	(2,245)
3.06.06	Equity in the results of subsidiaries	18,109	18,109	66,541	66,541
3.07	Operating profit	132,249	132,249	54,290	54,290
3.08	Non-operating results	(11,832)	(11,832)	816	816
3.08.01	Income	(57)	(57)	1,216	1,216
3.08.02	Expenses	(11,775)	(11,775)	(400)	(400)
3.09	Profit (loss) before taxes and profit sharing	120,417	120,417	55,106	55,106
3.10	Provision for income tax and social contribution	(20,332)	(20,332)	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.11	Deferred income tax	0	0	(201)	(201)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	100,085	100,085	54,905	54,905
	Number of shares (thousand), excluding Treasury stock	742,939,864	742,939,864	742,939,864	742,939,864
	Net income per share	0.00013	0.00013	0.00007	0.00007
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 OPERATIONS

Acesita S.A. is a Brazilian publicly-traded company; its main activities are the production and sale of special steel, agribusiness, mining and providing technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, Minas Gerais, Brazil, with annual production capacity of 850,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

As of March 31, 2004, the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100% direct holding) – steel distribution and processing for third parties and subsequent sale to end consumers, under the name Amorim Comercial, as well as equity interests in other companies, as follows:
  - Acesita Energética Ltda. - (100% holding) – reforestation and production of charcoal;
  - Inox Tubos S.A. - (43.85% holding – 50.0% of voting capital) – production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (30% holding - 30% of voting capital) – trade Office in Argentina;
  - AP Participações S.A. - (100% holding) – investment company.

- Aços Planos do Sul S.A. - (50.1% direct holding) – equity interest in:
  - Companhia Siderúrgica de Tubarão - CST - (11.43% holding – 29.64% of voting capital) – production and sale of non-flat steel, iron and other related products.

- Acesita International Ltd. - (100% direct holding) – foreign trade office.

- Acesita Export and Trade Ltd. - (100% direct holding) – foreign trade Office.

- Acesita Centros de Serviços Ltda. - (100% direct holding) – sale, export, import and services of cutting and finishing of steel products.

- Aços Villares S.A. - (4.41% direct holding – 4.41% of voting capital) – production and sale of non-flat steel, iron and other related products.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In 2003, the Company took measures aiming to reestablish its financial equilibrium, including the sale of non-strategic investments and negotiations for extending current debt maturities. These measures led the Company to a more comfortable level of indebtedness compared to its cash generation. In 2002, Net debt /Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) index was 5.2 times and , at the end of 2003, it dropped to 3.0 times, compatible with the average in the sector. At March 31, 2004 this relation was 2.7 times.

As already widely publicized, on March 27, 2003, Company's management entered into a Share Purchase and Sale Agreement with Arcelor (one of its controlling shareholders) and with Companhia Vale do Rio Doce - CVRD, under which it is required to sell all of its direct investment in CST, as well as CST's shares held through its subsidiary Aços Planos do Sul S.A., which are not linked to the CST Shareholders' Agreement of May 25, 1995. The Share Purchase and Sale Agreement fixed the sales price at US$22.66 per thousand CST shares irrespective of any type and class, totaling US$161,772 thousand.

On April 24, 2003, the shares not linked to the mentioned CST Agreement were sold, and Acesita received the amount of R$487,628 as payment for its interest of 14.0% in the total capital (7.44% of voting capital) of CST.

The shares linked to the CST Agreement, which continue to be held by Acesita S.A. through its jointly-owned subsidiary Aços Planos do Sul S.A. - representing 5.72% of total capital and 14.85% of voting capital – may be sold through option contract, based on the above mentioned price, adjusted according to contract, through possible waiver of the preferential rights by other signers of the referred agreement or after the maturity of the referred stockholders' agreement. Accordingly, the Company will take the necessary steps to obtain the waiver of the preferential right by the signers of the CST agreement or not to renovate the referred agreement, due on May 25, 2005. In the quarter ended March 31, 2004 and December 31, 2003, these steps are recorded at their expected realizable value.

2 PRESENTATION OF THE FINANCIAL STATEMENTS

The adopted accounting principles, methods and criteria are consistent with those used in the presentation of the financial statements for the year ended December 31, 2003, and are expressed in thousands of reais.

(All amounts in thousands of reais unless otherwise indicated)

Accordingly, considering the strategic decision to sell the investment in CST and that this investment is already evaluated at the estimated realizable value (Note 1), the Company opted not to record in its financial statements the effects of the new revaluation of the assets recorded by CST at the end of 2003. At base date December 31, 2003, the Company reversed the remaining balance of revaluation recorded by CST in March 1999 in the amount of R$40,509.

3 CASH AND BANKS

	3/31/04	12/31/03
Bank accounts	4,461	58,923
Bank deposit certificates	248,249	229,091
Committed operations	74,893	96,970
Financial investment fund – Exchange	25,436	25,120
Other	21	16
	353,060	410,120

Bank deposit certificates have profitability guarantee closer to the variation of the CDI.

Committed operations are investments guaranteed by Government Bonds and/or private securities, with repurchase commitment by the banks and interest-bearing linked to the variation of the CDI.

Financial investment fund – Exchange includes in its portfolio Government Bonds and/or private securities, directly linked to the foreign exchange variation or through derivatives.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

4 RECEIVABLES

	3/31/04	12/31/03
Customers – local market	135,575	135,287
Customers – foreign market	288,644	283,072
Advances on export contracts (ACE)	(222,971)	(195,875)
Provision for credit risks	(12,447)	(12,028)
	188,801	210,456

5 DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred income tax and social contribution are as follows:

	3/31/04			12/31/03
	Income tax	Social contribution	Total	Total
Tax loss carryforwards	1,199,032	1,265,852		
Temporary differences	377,968	339,560		
	1,577,000	1,605,412		
Rates	25%	9%		
Total deferred income tax and social contribution	394,250	144,487	538,737	557,412
Unrecorded deferred income tax and social contribution	(229,905)	(92,512)	(322,417)	(337,066)
Deferred income tax and social contribution recognized as asset	164,345	51,975	216,320	220,346

The main temporary differences refer to the provision for losses on unamortized goodwill of subsidiaries, asset reversals and provisions to be deductible when settled. Unrecorded deferred income tax and social contribution refer mainly to tax loss carryforwards and non-operating temporary differences.

(All amounts in thousands of reais unless otherwise indicated)

As mentioned above, the Company has unrecorded tax benefits/credits at significant amounts. The projections for short and average terms prepared by the Company do not allow a reasonable estimate of the realizable term of this unrecorded asset, based only on the generation of future taxable income. Deferred income tax and social contribution recorded in the amount of R$216,320 (R$220,346 at 12/31/03) were recognized by the Company taking into consideration the existence of deferred income tax and social contribution under liabilities, relating to the revaluation reserve, which ensure their realization in approximately 11 years (12/31/03 – 12 years), as mentioned below, and its realization is in line with the estimate of amortization of the deferred income tax and social contribution liability.

	Recorded tax credits	
Year	3/31/04	12/31/03
2004	12,078	15,366
2005	16,104	15,366
2006	16,104	15,366
2007	16,104	15,366
2008	16,104	15,366
2009 to 2012	64,416	61,464
2013 to 2015	75,410	82,052
Total	216,320	220,346

The reconciliation of income tax and social contribution income/expense to the results of the quarters ended March 31, 2004 and 2003, comprising their nominal and effective rates, is as follows:

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	3/31/04		3/31/03	
	IR	CSLL	IR	CSLL
Income before income tax and social contribution	120,417	120,417	55,106	55,106
Rate	25%	9%	25%	9%
Income tax and social contribution calculated on the result before income tax and social contribution	(30,104)	(10,838)	(13,776)	(4,959)
Permanent differences -				
Equity in the results of subsidiaries, net of provisions	4,527	1,630	16,635	5,989
Realization of deferred income tax and social contribution asset	(2,960)	(1,066)	(2,642)	(951)
Other	117	(89)	(197)	(144)
Income tax and social contribution credit (expense) at the end of the quarter	(28,420)	(10,363)	20	(65)
Reversal (credit) of income tax and social contribution not recorded (i)	13,567	4,884	(20)	65
Set-up of provision for deferred income tax and social contribution	-	-	(201)	-
Effective credit (expense) of the quarter	(14,853)	(5,479)	(201)	-

(i) In 2004, reversal arises mainly from unrecorded tax credit on the balance of tax losses and the negative base of social contribution, as well as on the realization of provisions for non-operating losses. In 2003, reversal arises mainly from the exclusion of the effects of the changes on the taxation basis of the foreign exchange variation of that year (cash basis to accrual basis).

(All amounts in thousands of reais unless otherwise indicated)

The composition of income tax and social contribution, current and deferred, to the results of the quarters ended 3/31/04 and 3/31/03 is as follows:

	3/31/04	3/31/03
Income tax and social contribution -		
Current	(20,332)	-
Deferred	-	(201)
Credit (expense)	(20,332)	(201)

6 RESTRUCTURING LIABILITIES

In 1988, the Company and its subsidiaries carried out significant adjustments in their accounts, in view of the realignment of their businesses, as well as the financial and stockholding restructuring which included the sale of investments not considered strategic at that time.

In the first quarter of 2002, Acesita S.A. sold the total of its shares representing 99.89% of voting capital and 98.95% of total capital of Sifco S.A. to MTP - Metalúrgica de Tubos de Precisão Ltda. (MTP), former Mannesmann Tubos de Precisão Ltda.. This operation was carried out based on technical evaluations of the net assets of Sifco, prepared by an independent consulting company, whose studies and analyses indicated that Sifco had a negative net equity of approximately R$90,000.

The sale agreement provided that the Company would assume these liabilities, which could be reduced by up to R$20,000 – original amount, whose restated amount in March 2004 is equivalent to R$27,499 (12/31/2003 - R$26,673) – depending on operating cash generation (EBITDA) of Sifco in 2002, determined by a specific report of independent auditors in conformity with predefined criteria and assumptions included in the sale agreement. MTP paid Acesita the price of R$10, 00, at sight, for the shares and assumed full responsibility for the management of Sifco S.A., including its remaining liabilities, upon the conclusion of the transaction.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Based on the report issued by the independent auditors specifically engaged for that purpose, Sifco's EBITDA in 2002 was higher than that defined in the sale agreement, which would allow the Company to revert the previously assumed liabilities. Since no agreement was reached by the parties in relation to the criteria used to calculate the EBITDA, Company management opted to maintain the referred provision until a final solution, which occurred in March 2004 through an agreement signed between the Company and MTP.

In general, this agreement provides the assumption by the Company of 50% of these liabilities, assignment of assets (judicial and tax credits and properties) to Sifco recorded in the Company at an amount that approximates the other 50%, in addition to the settlement of the accounts of loan balances between the companies.

7 INVESTMENTS

The summary of the changes in investments in the quarter ended March 31, 2004 is as follows:

	In subsidiaries				
	Acesita Export and Trade Ltd.	Acesita Centros de Serviços Ltda.	Acesita Serviços, Com., Ind. e Part. Ltda.	In other companies and other investments	Total
At December 31, 2003	144	979	125,177	6,645	132,945
Equity in the results of subsidiaries	29	52	4,948	-	5,029
Provision for losses	-	-	-	(704)	(704)
At March 31, 2004	173	1,031	130,125	5,941	137,270

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Changes in the indirect investment in Companhia Siderúrgica de Tubarão – CST, through the jointly owned subsidiary Aços Planos do Sul S.A. in the first quarter of 2004 are as follows:

	Investments for sale - Aços Planos do Sul S.A.
At December 31, 2003	170,494
Equity in the results of subsidiaries	13,035
Set-up of provision for adjustment to expected realizable value	(9,983)
At March 31, 2004	173,546

(a) The financial statements of the subsidiary Aços Planos do Sul S.A. were adjusted under the equity method to reflect the significant accounting practices adopted by the Company. At March 31. 2004 and December 31, 2003, the adjustment to stockholders' equity refers to the exclusion of the balance of the revaluation reserve of Companhia Siderúrgica de Tubarão - CST and the amortization of negative goodwill arising from the acquisition of the investment in CST. At March 31, 2004, the balance of this negative goodwill to be amortized amounted to R$ 49,005 (R$ 49,842 at 12/31/03).

(b) At March 31, 2003, the balance of the revaluation recorded by CST in March 1999 amounted to R$ 149,165. The effect recorded in the parent company, in the results of the quarter ended March 31, 2003, represented by depreciation and write-offs of the revalued balance was R$ 2,947. There is no effect of this nature in the results for the quarter ended March 31, 2004, since there is no balance of revaluation of CST in the Company's financial statements.

(c) The subsidiary Acesita International Ltd. has negative stockholders' equity at March 31, 2004 of R$ 29,628, (R$ 29,672 at 12/31/03), classified as Other long-term liabilities.

(d) The realizable value per thousand shares, regardless of class, of Companhia Siderúrgica de Tubarão – CST, was calculated based on the bid for joint purchase by Arcelor and Companhia Vale do Rio Doce (Note 1).

(All amounts in thousands of reais unless otherwise indicated)

(e) In view of the sale process currently being negotiated, the direct and indirect investments in Companhia Siderúrgica de Tubarão were reclassified to long-term receivables.

(f) Equity adjustments for the quarters ended March 31, 2004 and 2003 are as follows:

	3/31/04	3/31/03
Acesita Serviços Com. Ind. e Participações Ltda.	4,948	4,946
Aços Planos do Sul S.A.	13,035	52,535
Companhia Siderúrgica de Tubarão – CST	-	3,548
Acesita International Ltd.	45	6,109
Acesita Centros de Serviços Ltda.	52	(597)
Acesita Export and Trade Ltd.	29	-
	18,109	66,541

(g) Balances receivable and payable and transactions with affiliated companies are as follows:

	ASSETS			LIABILITIES		
	Receivables from affiliates	Accounts receivable and other	Total	Payable to affiliates	Foreign suppliers, financing and other	Total
Arcelor Group	-	56	56	-	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	-	69,334	69,334	-	22	22
Acesita International Ltd.	204,884	-	204,884	5,791	41,580	47,371
Acesita Energética Ltda.	-	55	55	-	453	453
Preservar Madeira Reflorestada Ltda.	-	1,577	1,577	-	134	134
Acesita Centros de Serviços Ltda.	917	3,582	4,499	-	830	830
Aços Planos do Sul S.A.	21	126	147	-	-	-
Inox Tubos S.A.	-	4,809	4,809	-	91	91
Acesita Export and Trade Ltd.	-	178,799	178,799	-	363,685	363,685
Total – 3/31/04	205,822	258,338	464,160	5,791	406,795	412,586
Total – 12/31/03	201,529	111,409	312,938	5,755	404,370	410,125

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Results of operations				
	Revenues				
	Sales	Financial and exchange variations	Total	Financial expenses, monetary variations and other	Purchases
Arcelor Group	(a)	57	57	-	-
Acesita Serviços, Comércio, Indústria e Participações Ltda.	59,738	-	59,738	-	124
Acesita International Ltd.	-	4,391	4,391	4,883	-
Acesita Energética Ltda.	-	-	-	-	7,502
Preservar Madeira Reflorestada Ltda.	-	-	-	-	503
Acesita Centros de Serviços Ltda.	-	37	37	24	2,233
Inox Tubos S. A.	22,758	-	22,758	-	438
Acesita Export and Trade Ltd.	140,546	-	140,546	5,017	-
Aços Planos do Sul	-	17	17	-	-
Total – quarter ended 3/31/04	223,042	4,502	227,544	9,924	10,800
Total – quarter ended 3/31/03	52,600	329	52,929	10,733	8,517

(a) See additional information in Note 9.

The controlling stockholders subscribed 38,872 debentures of the December 1, 2002 issue. The financial expenses related to the subscription totaled R$ 37,906 in the result of the quarter ended March 31, 2003. There is no impact in the result for the first quarter of 2004, since these debentures were fully redeemed in April 2003.

Transactions with related parties were made under conditions considered by management to be compatible with market conditions. Loans with subsidiaries are indexed based on rates and terms individually agreed, ranging from LIBOR + 3% per annum (p.a.) and 8% p.a., plus exchange variation. Sales are made at prices compatible with those charged to unrelated customers, considering volumes and other commercial aspects.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Receivables and payables of the same type between the Company and its subsidiary Acesita International Ltd. are presented at the net amount.

(h) Guarantees

As of March 31, 2004, the Company recorded R$30,464 (R$29,947 at 12/31/03) in guarantees for sureties to related companies.

8 PROPERTY, PLANT AND EQUIPMENT

	3/31/04	12/31/03	Useful lives (years)
In operation -			
Buildings and installations	443,256	443,173	5 to 50
Industrial equipment and distribution system	2,129,587	2,127,946	5 to 40
Vehicles, furniture and fixtures, and tools	35,253	34,000	5 to 10
Reforestation	434	434	(*)
Other	61,222	61,207	Various
	2,669,752	2,666,760	
Accumulated depreciation and depletion	(968,867)	(937,002)	
	1,700,885	1,729,758	
Land	6,103	6,103	
Advances to suppliers	2,448	2,516	
Construction in progress	17,859	11,953	
Imports in transit	84	491	
	26,494	21,063	
	1,727,379	1,750,821	

(*) Based on the depleted areas.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(a) At June 30, 2001, the Company revalued a substantial part of its industrial assets, based on an appraisal report issued by an independent appraiser, approved at the Extraordinary Stockholders' Meeting held on August 13, 2001. The accounting of this revaluation considered the recovery of the total amount of these assets in the future operations of the Company.

The book value of revalued assets at June 30, 2001 increased from R$ 1,268,709 to R$ 1,685,531, representing an increase of R$ 416,822 in property, plant and equipment and R$ 279,271 in the revaluation reserve in stockholders' equity, net of the tax effects.

At March 31, 2004, the balance of revaluation recorded in property, plant and equipment is R$ 658,951 (R$ 670,793 at 12/31/03). The effect on the result for the quarter ended March 31, 2004, arising from the depreciation of the revalued balance is an expense of R$ 11,844 (R$ 10,570 at 3/31/03).

(b) At March 31, 2004, the Company recorded land, buildings and equipment given in guarantee in the amount of R$ 480,868 (R$ 487,646 at 12/31/03).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

9 FINANCING

	Annual weighted average interest and commissions (%)			
	3/31/04	12/31/03	3/31/04	12/31/03
Foreign currency (*)				
Advance on export contract and prepayment	6.80	7.02	1,057,282	1,130,340
Securitization of receivables	9.30	8.91	126,417	159,986
Raw materials and spare parts	3.62	5.04	129,441	61,391
Property, plant and equipment	5.28	7.73	102,493	161,503
Eurobonds	11.13	11.13	211,402	204,073
Working capital and other	9.74	7.20	173,357	165,446
			1,800,392	1,882,739
Local currency -				
Property, plant and equipment	10.18	10.41	3,246	2,503
Working capital and other	10.94	10.88	137,371	104,660
			140,617	107,163
			1,941,009	1,989,902
Less – Current liabilities			(836,675)	(860,798)
Long-term liabilities			1,104,334	1,129,104

(*) Mainly in U.S. Dollars.

Loans are subject to exchange variation or monetary restatement based on official indexes or rates and are partially guaranteed by equipment.

Eurobonds - Financing through the Eurobond issue matures in 2004, with an earlier redemption option in October 2001. About 54% of the bondholders, amounting to US$ 80,685 thousand, equivalent to R$ 224,224 thousand, exercised their put option and settled on October 15, 2001, at a 0.75% discount.

(All amounts in thousands of reais unless otherwise indicated)

The Eurobond contract provides for the acceleration of maturity in the event of noncompliance with certain covenants and conditions. In September 2002, as approved by the bondholders' meeting convened by the Trustee, the Company obtained a waiver that eliminated the existing covenants and the negative pledge clauses.

In order to eliminate these covenants, the Company appointed an international financial institution (Deutsch Bank), which acquired Eurobonds from bondholders that were not willing to continue holding these bonds, and became the Company's creditor in place of the original bondholders. In return, the Company, through its subsidiary Acesita International Ltd., made a deposit with the referred financial institution in guarantee for the bonds acquired (Credit Linked Deposits), subject to the same interest applicable to the Eurobonds. Total or partial reimbursement of the deposit to this subsidiary is subject to the settlement of the Eurobonds by the Company on their original maturity date - October 2004 - or to the transfer of securities currently held by Deutsch Bank to third parties, whichever occurs first. At March 31, 2004 the value of guarantee deposits with Deutsch Bank amount to R$ 92.624 (R$ 89.583 at 12/31/03), equivalent to US$ 31,845 thousand (US$ 31,006 thousand at 12/31/03).

Securitization of receivables - In August 2000, the Company carried out receivables securitization transactions by the issuance of certificates, in the original amount of R$ 273,060, equivalent to US$ 150 million, payable in 48 months, with a grace period of one year and subject to an annual rate of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosul and other qualified customers, are made through its specific-purpose entity located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Arcelor Group is responsible for carrying out supplementary trading operations until the required volume is reached. For the quarter ended March 31, 2004, exports through Stainless Overseas represented R$ 79,005, of which R$ 8,669 with Arcelor Group companies (R$ 182,569, of which R$ 87,325 with Arcelor Group companies in the first quarter of 2003). The balance payable at March 31, 2004 amounts to R$ 154,670 (R$ 180,807 at 12/31/03) and is included in the account Securitization of receivables.

In 2003, the Company obtained a *waiver*, allowing that all of its exports to Arcelor Group companies could be shipped without going through Stainless Overseas.

(All amounts in thousands of reais unless otherwise indicated)

Structured prepayment of exports - In December 2003, the Company concluded, together with a banking syndicate, a structured prepayment of export operations in the original amount of R$ 360,738, equivalent to US$ 125 million, payable over 24 months, with a grace period of one year, subject to monthly LIBOR plus 4.35% p.a.. The operation is backed by a promissory note and collateral of Acesita S.A., and requires that the Company comply with covenants related to indebtedness ratios, amount of financial expense and cash generation, and shipment of exports to Arcelor Group customers through its subsidiary Acesita Export and Trade Ltd. Portions of these receivables are pledged in guarantee of the monthly payments.

At December 31, 2003, financial investments destined exclusively for the payment of financing in the amount of R$ 7,275 were deposited in a restricted bank account, classified as a reduction of the related debt. During the quarter ended March 31, 2004, this operation was settled.

The long-term installment has the following composition by maturity:

YEARS	3/31/04	12/31/03
2005	159,603	417,866
2006	455,610	353,988
2007	205,709	137,493
2008	70,292	72,977
2009	63,007	68,443
2010	107,833	54,057
2011	42,280	24,280
	1,104,334	1,129,104

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10 DEBÊNTURES

Issue	Date of issue	Number of debentures: Issued	Number of debentures: Outstanding	Original maturity	Annual rate	3/31/04	12/31/03
5th	12.1.02	80,000	3,533	12.1.06	IGPM +12%	37,887	35,874
Less – Current liability						(2,557)	(544)
Long-term liability						35,330	35,330

December 1, 2002 issue - The Company issued 80,000 simple debentures, registered, without certificates and nonconvertible, with a face value of R$ 10,000.00 each, totaling R$ 800,000, maturing on December 1, 2006. Until December 1, 2004, these debentures are subject to interest at the annual rate of 12% on the amount restated based on the General Market Price Index (IGP-M) published by the Fundação Getúlio Vargas, paid annually on December 1, 2003 and 2004. Beginning December 1, 2004, the Company's Board of Directors will be responsible for determining the debenture renegotiation conditions, approving new terms, yield and monetary restatement conditions, as well as maturity dates, or approving the earlier redemption, in total or in part, of the debentures. Debenture holders not agreeing with possible new conditions established by the Board will be entitled to a period of five business days, from the publication of the "Notice to Debenture holders", to indicate their right to sell their debentures to the Company. In this case, the Company is obliged to acquire, at the restated value, debentures whose holders do not agree with these new terms. Any acquired debentures resulting from the option to sell exercised by debenture holders may be cancelled, held in treasury or be reissued in the market.

On April 11, 2003, the Company's Board of Directors decided to stop the public offering of these debentures and to cancel 37,545 debentures that had not been issued in the market until that date.

In addition, in April 2003, the Company offered early redemption to the holders of these debentures. Investors who held 39,172 debentures accepted the offer, and the Company redeemed them on April 24 and 28, 2003. Subsequently, on October 21, 2003, 250 debentures were reissued; therefore, there were 3,533 outstanding debentures at March 31, 2004 (December 31, 2003 – 3,533).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

11 INCOME TAX AND OTHER TAXES IN LITIGATION

	3/31/04	12/31/03
Income tax	55,809	40,690
Social contribution	20,089	14,540
PIS	40,628	40,009
INSS (independent contractors)	1,135	1,113
Other	422	412
	118,083	96,764

The Company is party to pending lawsuits challenging the legal aspects of certain taxes, and have escrow deposits related to these taxes and part of the contingencies mentioned in Note 12, in the amount of R$ 122,915 (R$ 126,142 at 12/31/03).

These lawsuits involve the following main subjects:

- Income and social contribution taxes - Refer to the difference, deposited in escrow, between taxable income offset against the accumulated deficit restated based on the inflation effects of the Summer Plan (economic stabilization), without observing the 30% annual limit and the criteria defined by the tax legislation in force, which is being challenged

- Social Integration Program (PIS) – Refers to the restatement of PIS calculated on a semiannual basis, determined while Decree-Laws 2445/88 and 2449/88 were in effect.

In November 2002, the Company filed, with the appropriate court, an application to discontinue the litigation against the expansion of the PIS and COFINS calculation basis, as well as the increase in the COFINS rate introduced by Law No. 9718/98, as it understood the outcome might be unfavorable, and wrote-off the accrual previously recognized against the existing escrow deposit balance. As of March 31, 2004, the lawsuit is awaiting examination by the related Federal authorities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

12 PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain labor, tax, civil and other lawsuits and administrative proceedings arising in the ordinary course of business, before various courts and governmental agencies.

Management, based on information provided by legal counsel, an analysis of pending lawsuits and, regarding labor claims, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies at amounts considered sufficient to cover potential losses on pending litigation, as follows:

	3/31/04	12/31/03
Tax	23,208	21,365
Labor	9,751	8,503
Civil	8,562	8,064
Total	41,521	37,932

These reserves refer to the following major issues:

Tax -

- Social contribution – Refers to litigation on attorney fee awards from a lawsuit previously settled, estimated at R$ 2,574 (R$ 2,490 at 12/31/03).

- ICMS refers substantially to a reserve to cover possible losses from a number of lawsuits filed by State tax authorities in connection with a dispute on the use of credits on products considered to be intermediate by the Company and for use and consumption by the authorities. At March 31, 2004, the recognized reserve amounts to R$ 115,930 (December 31, 2003 - R$ 14,308). The additional provision in relation to the prior year is classified under other operating expenses.

- Other – Refers substantially to reserves to cover losses from compulsory fees, increase in rates regulated by government agencies and similar, totaling R$4,704 (R$4,567 at 12/31/03).

(All amounts in thousands of reais unless otherwise indicated)

Labor -

- The Company is a defendant in a number of labor claims, including moral and physical damages. The reserve to cover a possible unfavorable outcome is recognized on an individual basis, based on the opinion of the Company's legal counsel as to the possible or probable loss. The Company recognized a reserve to cover these contingencies in the amount of R$ 9,751 (R$ 8,503 at 12/31/03).

Civil -

- The Company is a defendant in a number of civil lawsuits, including moral and physical damages, property and possessory actions, among others. Based on the opinion of its legal counsel, the Company recognized a reserve of R$ 8,562 (12/31/2003 - R$ 8,064) to cover these lawsuits.

Additionally, the Company is a defendant in other disputes, principally related to social security contributions, estimated at R$ 39,881 (R$ 26,918 at 12/31/2003). Based on legal counsel's opinion that the outcome of these lawsuits is difficult to be predicted, management did not recognize a reserve.

13 STOCKHOLDERS' EQUITY

The Statement of Changes in Stockholders' Equity for the quarter is as follows:

	12/31/03	Net income for the quarter	Realization of revaluation reserve	3/31/04
Paid-up capital	901,921	-	-	901,921
Capital reserve				
- Investment subsidy	3,948	-	-	3,948
- Treasury shares	(3,937)	-	-	(3,937)
Revaluation reserves	442,724	-	(7,816)	434,908
Accumulated losses	(312,200)	100,085	7,816	(204,299)
Total stockholders' equity	1,032,456	100,085	-	1,132,541

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

14 PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. provide their employees with two pension funds, Acesita Previdência Privada - Aceprev and Plano de Seguridade Acesita (former CCF Fundo de Pensão), the principal purpose of which is to provide benefits supplementary to those provided by government social security.

In 2003, Aceprev's Board of Directors decided to exonerate the sponsor from the payment of future contributions in the amount of R$ 18,204. This amount is equivalent to the part that relates to the sponsor exclusively on the reversal of the provision for income tax by Aceprev.

Accordingly, in compliance with the Board of Directors' requirement, Aceprev consigned the referred amount in a specific fund, segregated from the other funds that are an integral part of their financial statements, which will be used exclusively to settle future contributions of the sponsor which were exonerated.

Accordingly, the referred amount became a credit of the sponsor with Aceprev, which was fully recognized by the Company in the result for the year ended December 31, 2003, less taxes.

The remaining balance of the net assets of Aceprev and the Plano de Seguridade Acesita, at the base date of December 31, 2003, has not been recognized by the sponsor due to uncertainty in relation to the recovery through reimbursement or deduction of future contributions.

Sponsor's contributions relating to the quarter ended March 31, 2004 totaled R$ 1,583 (R$ 1,034 at 3/31/03) in relation to Aceprev and R$ 13 (R$ 14 at 3/31/03) in relation to the Plano de Seguridade Acesita (former CCF Fundo de Pensão).

15 FINANCIAL INSTRUMENTS

The Company and its subsidiaries have financial instruments which are represented by cash and Banks, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, return and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of the constant monitoring of contracted rates in relation to market rates.

(All amounts in thousands of reais unless otherwise indicated)

Additionally, in order to reduce exchange variation effects, the Company contracts swap transactions (principally US$ for CDI - interbank deposit rate), in addition to receivables in U.S. dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments *at March* 31, 2004 totaled R$ 441,177 (US$ 151,680 thousand) (R$ 536,952 - US$ 185,848 thousand at 12/31/03), with scheduled maturities as follows:

Year	3/31/04	12/31/03
2004	397,539	524,884
2005	39,713	8,209
2006	3,925	3,859
	441,177	536,952

At March 31, 2004, the balance of differentials related to these instruments, representing a liability of R$ 35,634 (12/31/03 – liability of R$ 64,509), of which R$ 26,136 (12/31/03 – R$ 42,235) were classified in current liability, according to its maturity, and R$ 9,498 (12/31/03 - R$ 22,274) was classified together with the balance of financing (foreign currency – working capital and other) in liabilities, according to the specific characteristics of each swap contract.

As from 2003, the Company opted to decrease the volume of swap transactions, not renewing the contracts that expired during the year. This strategy is due to the increase in sales in the foreign market, as these receivables are a natural hedge, and to the option for loans in foreign currency linked to exports.

(All amounts in thousands of reais unless otherwise indicated)

The net exposure of the Company to the exchange rate fluctuation risk is as follows:

	Book value	
	3/31/04	**12/31/03**
Cash	25,435	25,120
Accounts receivable and other	375,460	367,355
Investments held for sale	173,546	170,494
Suppliers and other accounts payable	(142,921)	(176,388)
Loans, net of swap differential effects	(1,790,894)	(1,860,465)
Swap transactions	441,177	536,932
Net exposure	(918,197)	(936,952)

As of March 31, 2004, the financial instruments, including the short and long-term portions, whose book values significantly differ from market values, are as follows:

	Book value	**Market value**
Liabilities -		
Loans	1,941,009	1,867,397
Swap transactions -		
Differentials payable	(26,136)	(16,583)

The investment in the jointly-controlled Companhia Siderúrgica de Tubarão - CST is recorded at expected realizable value.

Market value was not estimated for investments in closely-held companies which do not have shares on stock exchanges.

Management believes that an allowance to adjust the book value of swaps to market value is not required as these instruments are expected to be held to maturity.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The market value of loans, swaps and debentures was determined by using current interest rates available in the market transactions under similar conditions and maturities.

Market values are calculated at a specific time, based on available information and the Company's appraisal methodologies. Estimated amounts do not necessarily represent the amounts that could be realized in the market at the rates/quotations adopted. The use of different sources of information and appraisal methodologies could significantly affect the estimated market values.

Additionally, the Company is subject to credit risk in connection with its cash and banks and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good ratings. The Company does not have guarantee contracts for financial instruments. Credit risks arising from sales in installments are minimized by constant monitoring and a strict policy for granting credit. In general, guarantees are not required for sales in installments. The Company has recognized an allowance for receivables considered by management to be difficult to realize.

The Company is also exposed to the risk arising from price variations of its main input, nickel, the price of which changes in accordance with the international market. In order to minimize this risk, the Company implemented the "Extra Liga" concept for its customers located in Brazil, part of Europe, United States and Canada. That is, a portion of the sales price is adjusted by the average nickel quotation in the international market in the two months prior to the commercial contact (order placement). Accordingly, the price changes of this input, whether up or down, will be adjusted periodically. For markets where this concept was not adopted, the Company negotiates the sales prices of its products by lot (spot sales), based on the price of the purchased nickel at a volume compatible with the sales lots projected for these markets.

Accordingly, in January 2004, the Company started to carry out hedge operations to ensure the purchase price of nickel when fixing the sales price of the stainless steel. For exports, there is an exposure between the date the purchase price of nickel is defined and the date when the price of the stainless steel is defined. In order to minimize this effect, the Company can lock the nickel price at its purchase date until the date the sale price of the stainless steel is defined through derivative instruments on the *London Metal Exchange (LME). This mechanism*, which is particularly advantageous when the nickel price drops, will reduce the impact of sudden changes in the price of this input.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The outstanding nickel hedge contracts at March 31, 2004 are as follows:

Contract date	Maturity date	Number (in tons)	Premium contracts by ton (in US$)	Income recorded in the result of the quarter (in R$ thousand)
1/15/04	5/10/04	672.0	(65.00)	1,994
3/15/04	5/10/04	492.0	(27.00)	68
3/15/04	7/07/04	492.0	(65.00)	14
				2,076

16 INSURANCE

The Company has insurance for its principal assets at amounts considered sufficient by management to cover possible losses. At March 31, 2004, coverage for possible damages is R$ 1,018,010 thousand, equivalent to US$ 350,000 thousand.

17 EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION – "LAJIDA" (OPERATING CASH GENERATION – EBITDA)

They aim at reconciling "Lajida" (EBITDA) with the information included in the Company's financial statements.

	Quarter ended 3/31/04	Quarter ended 3/31/03
Operating income (loss)	132,249	54,290
Financial result	66,184	136,203
Interest in subsidiaries	(18,109)	(66,541)
Depreciation, amortization and depletion	30,449	27,213
"Lajida" (EBITDA)	210,773	151,165

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

18 SUPPLEMENTARY STATEMENTS

(a) Statement of cash flows

Aims at providing significant information on cash inflows and outflows for the quarters ended March 31, 2004 and 2003, by presenting the cash flows from operating, investing and financing activities.

	3/31/04	3/31/03
Cash flows from operating activities:		
Net income (loss) for the quarter	100,085	54,905
Adjustment to reconcile net cash generated by operating activities:		
Depreciation, amortization and depletion	30,449	27,213
Results from sale of permanent assets	(160)	(30)
Equity in subsidiaries	(18,109)	(66,541)
Provision for adjustment to market value in CST investment	9,983	-
Set up (Reversal) of provisions	31,496	6,902
Financial expenses, including monetary and exchange variations and interest	67,663	117,713
(Increase) decrease in assets:		
Accounts receivable	21,655	(2,829)
Inventories	(165,940)	(35,707)
Net change in receivables from affiliated companies	(4,257)	12,000
Receipt of dividends and interest on capital	7,657	18,245
Income tax and social contribution (short and long-terms)	653	(10,907)
Other	(4,591)	4,535
Increase (Decrease) in liabilities:		
Suppliers	12,427	(135)
Salaries and social charges	(4,737)	(1,459)
Taxes and contributions	1,469	259
Other	(4,604)	3,674
Net flow generated by operating activities	81,139	127,838
Cash flow from investment activities:		
Purchase of property, plant and equipment	(8,181)	(19,450)
Purchase of shares/quotas	-	(2,560)
Income from sale of investment and property, plant and equipment	598	33
Net cash used in investment activities	(7,583)	(21,977)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Net cash from financing activities:		
Financing – foreign currency		
Financial funding	261,653	360,748
Amortizations	(403,712)	(578,167)
Financing and debentures – Local currency		
Financial funding	90,145	83,292
Amortizations	(78,702)	(42,842)
Net cash used in financing operations	(130,616)	(176,969)
Cash flow used in the quarter	(57,060)	(71,108)
Increase (decrease) in cash and banks		
At the beginning of the quarter	410,120	89,610
At the end of the quarter	353,060	18,502
Change in balance of cash and banks	(57,060)	(71,108)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) Statements of Value Added

Aims at showing to whom the Company allocates its income from operations: employees, Government, third parties and stockholders. All information presented is derived from the accounting records, and there is only a reclassification of certain information contained in the traditional statement of operations, which is considered as distribution of generated added value.

	1st quarter	
	2004	2003
INCOME	794,599	626,349
Sale of products and services	796,866	625,593
Provision for doubtful receivables	(419)	(60)
Non-operating items	(1,848)	816
INPUTS PURCHASED FROM THIRD PARTIES	(549,776)	(408,028)
Raw materials purchased	(324,932)	(214,122)
Materials, energy, outside services and other	(214,861)	(193,906)
Loss on asset values	(9,983)	-
GROSS VALUE ADDED	244,823	218,321
RETENTION		
Depreciation, amortization and depletion	(30,449)	(27,213)
NET VALUE ADDED PRODUCED BY THE COMPANY	214,374	191,108
VALUE ADDED RECEIVED ON TRANSFER	35,436	190,117
Equity adjustment	18,109	66,541
Financial income, including monetary and exchange Variations	17,327	123,576
VALUE ADDED FOR DISTRIBUTION	249,810	381,225
VALUE ADDED DISTRIBUTED	249,810	381,225
Employees and charges	40,642	33,177
Taxes, charges and contributions	28,886	38,727
Interest and rent (including monetary and Exchange variations)	80,197	254,416
Retained earnings for the quarter	100,085	54,905

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Operating Performance

Market

The domestic economy signalized a recovery in the first quarter of the year. However, this performance still does not reflect a significant improvement in the domestic consumption. The increase in Brazilian production is backed more by the exports than by the effective growth of the domestic demand.

Within this scenario, local sales of **stainless,** responsible for 38.8% of the businesses in Brazil in the 1Q04, are concentrated in sectors of the Brazilian industry, with strong performance abroad, highlighting the good performance of the automotive market, specially in the first quarter of 2004 – without considering the market prospects with the Federal government project for the modernization of the vehicle fleet (Moderfrota). The results were also positive for the segments of capital goods (mainly the paper and pulp companies), white line (an increase of 10% in sale of washing-machines and 5% cookers) and cutlery.

The **Non-grain oriented silicon steel** (GNO), which is in the second position in the *ranking* of the Company's products, recorded a participation of 17.3% in the total sales and increase of 10.9% if compared to the 1Q03. The **grain-oriented silicon steel** (GO), despite small participation (4.2% of total sales), represented the segment that increased most (29.9%). **Alloy steel,** responsible for 14.5%of the sales in the 1Q04, recorded an increase of 7.9% in volume of business, compared to the same period in 2003.

Sales Volume - 1Q04


OG Silicon Steel 4%
NOG Silicon Steel 17%
Carbon/ Alloyed Steel 15%
Others 7%
Stainless Steel 57%

Sales in the local market were responsible for 64.8% of the volume sold by Acesita – below the 68.8% verified in the 1Q03, a result of the weak re-heating of the economy – and exports participated with 35.2% of the sales (31.2% in the first three months of 2003).

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

There was a heating up of the international market. Most shipments were sent to the Asian market, but the slow-down of China's demand starts to be noticeable – There are bottlenecks in the infrastructure of the country, in addition to local government concern to avoid high inflation indices. A gap starts to appear in relation to the Chinese market demand – still far from eliminating the country from the leadership in worldwide purchases – is being replaced by an increase in demand by the U.S.A., Middle East and Latin America, resulting from the economic recovery verified in these regions.

Sales

In the first quarter of 2004, Acesita' sales totaled 173.9 thousand tons, which represented an increase of 10.8% compared to the same period of 2003, when 156.9 thousand tons were sold. According to this comparison, the **silicon** segment is highlighted because its sales increased most (+14.2%), particularly the grain-oriented steel, which increased by 29.9% compared to the sales in the first quarter of 2003.

Stainless sales increased 11.1% in the quarter, compared to the performance of the first quarter of 2003.

The distribution of the sales by volume in the first quarter of 2004 remained practically at the same level of the 1Q03, when **stainless was** the leader, concentrating 57.3% of the total sales.



Sales Volume ('000 tons)
157
11
23
33
90
172
19
30
32
91
181
19
27
35
100
206
23
27
40
116
174
12
25
37
100
1Q03
2Q03
3Q03
4Q03
1Q04
Stainless Steel
Silicon Steel
Carbon/Alloyed Steel
Others

Sales by market

With focus on the domestic market, Acesita maintained an average participation of 90% in the **stainless** segment in the 1Q04. At the same time, the Company has searched for opportunities in the international scenario, aiming at increasing the placement of these products by direct and indirect sales.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Domestic market

Sales Breakdown by Market (%)


31.2
68.8
35.2
64.8
1Q03
1Q04
Domestic Market
Exports

The volume sold by the Company to the domestic market totaled 112.6 thousand tons in the first three months of 2004, an increase of 4.3% compared to the same period in the prior year (108.0 thousand tons). The sale of stainless steel, which represented 38.8% of local sales, increased by 1.9%, compared to the same period of 2003.

The sales of **GNO** to the domestic market had favorable results in the 1Q04, as a result of the increase in foreign sales of the manufacturers of electrical equipment (mainly engines and compressors). The market of **GO**, which attends mainly the electrical transformers sector, increased its domestic sales by 3.5%, despite the uncertainty in relation to the new investment rules of the sector. The **alloy steel** segment closed the quarter with a positive performance (7.2%), a result of the renewal of the farming fleet and the increasingly replacement of auto-parts imports.

International Market

Exports Destination - 1Q04


Others
5%
Asia
61%
South America
17%
North and Central America
6%
Europe
11%

During the 1Q04, Acesita's exports totaled 61.2 thousand tons, an increase by 25.1% compared to the same period of 2003 (49.0 thousand tons). There was an increase in all products: the sales of stainless **steel,** representing 91.3% of the total exports, increased by 19.5% and the sale of **GO and GNO**) increased by 223.3% and 113.5% respectively, although they participate with volumes less representative in the Company's exports.

Even with a slight slow-down of the domestic economy, Asia continued to absorb the most part of the exports. China alone was responsible for 32.4% of the shipment of stainless steel to the international market and 32.6% of the total volume exported in the first quarter of 2004.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Prices

In the 1st quarter of 2004, the prices in the stainless steel segment remained favorable in the international scenario. The behavior of the overseas prices served as a basis for corrections in the domestic market, which operates in line with international fluctuations.

The chart below shows the **stainless steel** prices (ref: AISI 304 2 mm – cold-rolled plate) charged in the main markets in the period from Jan/2003 to Mar/2004.

Stainless Steel Prices - Domestic Market (US$/ton)
AISI 304 2MM CR


3000
2800
2600
2400
2200
2000
1800
1600
1400
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Germany
USA
Japan
Asia
Brazil
China

Obs.: since Jun/03, the term Asia has referred only to Hong Kong prices

In Brazil, these prices vary 81.2% in the period. The prices were translated into U.S. dollars to allow the comparison and, therefore, reflect the volatility of the several currencies compared to the U.S. dollar.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Financial-Economic Performance

Net Operating Income

Acesita's net income in the first quarter of 2004 totaled R$ 672.3 million, an increase of 24.2% compared to the same period of 2003 (R$ 541.2 million). This performance matches mainly the increase in sales with the price adjustments occurred in the worldwide market of **stainless steel**. The revenue was also backed by the Company's flexibility to change its *mix* and expand the offer of value added products.



Net Revenues (R$ million)
541
637
556
647
672
79
69
76
86
88
411
400
415
489
536
1Q03
2Q03
3Q03
4Q03
1Q04
Stainless Steels
Silicon Steels
Carbon/Alloyed Steels
Others (*)
(*) Includes Sevices

Costs

The cost of sales totaled R$ 435.0 million, 18.2% more when compared to the same period of 2003. Nickel, which is the main component of the cost structure of the Company, represented a reduction of 16.6% in its quotation in the first quarter of 2004. The metal, which closed 2003 at US$ 16,700 per ton, was sold at the average price of US$ 13,700 per ton in March of 2004. In addition to a favorable scenario for the acquisition of nickel (equivalent to 44.6% of the industrial cost – *cash cost* – in the first quarter of 2004), Acesita maintained the commercial practices called "extra-alloy", which transfers to customers the change occurred in the prices of alloy, a strategy used for a parcel of sales orders.

Within its risk management policy, in 2004, Acesita started to carry out hedge transactions with nickel, and account for the result of this *hedge* in the cost of sales. In the first quarter of 2004, these operations represented a gain of R$ 2.1 million (equivalent to approximately US$ 714 thousand).

Industrial Cost (Cash Cost) - 1Q04



Coal/Coke 7%
Iron Ore/Pellets 4%
Power 4%
Workforce 3%
Nickel 45%
Others (*) 19%
Other Alloys 18%
(*) Miscellaneous

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Gross Profit

The favorable market situation allowed an improvement in the gross profitability, with an increase from 32.0% in the first quarter/03 to 35.3% in the same period of 2004.


Gross Margin
32%
24%
24%
26%
35%
1Q03
2Q03
3Q03
4Q03
1Q04

Operating Expenses

The operating expenses, mainly commercial and administrative, remained above the level recorded in the 1Q03, of R$ 57.0 million. However, in relation to operating expenses and net operating income, there was a decrease from 9.1% in the first quarter of 2003 to 8.5% in the same quarter of 2004.

Operating Cash Generation (EBITDA)

The operating cash generation (EBITDA) in the first quarter/04 totaled R$ 210.8 million, an increase of 39.4% compared to the 1Q03. This amount is equivalent to 42.1% of the whole cash generation for the year 2003 and reflects the following factors:


EBITDA in R$ million and EBITDA Margin
27.9%
18.6%
19.3%
21.9%
31.4%
151.2
99.8
107.6
141.8
210.8
1Q03
2Q03
3Q03
4Q03
1Q04
EBITDA
EBITDA Margin

- Increase in sales volume and improvement of sales prices in both markets (domestic and international);
- Decrease in cost of the main raw material (nickel);
- Less participation of the operating expenses in relation to net operating income.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Equity Adjustment and Non-Operating Result

Acesita recorded an equity adjustment of R$ 18.1 million in the first quarter/04, lower than the R$ 66.5 million in the same period of 2003. This decrease is mainly a reflextion of the sale of the interest in Cia. Siderúrgica de Tubarão (CST) – in which Acesita still holds 5,7%. Non-operating expenses totaled R$ 11.8 million in the quarter, a result basically of the provision for adjustment of the investment in CST to its market value.

Financial result

The net financial result of the 1Q04 presented a significant decrease when compared to the same period of 2003, expenses reduced from R$ 136.2 million to R$ 66.2 million. This drop arises mainly from the decrease in volume of interest paid, from R$ 119.5 million (1Q03) to R$ 59.6 million (1Q04). The success obtained in the harmonization and decrease of indebtedness is based on strong cash generation, used to amortize the debt, and on more favorable conditions for renegotiation of rates and terms, which decreased the average cost of financing and maintained most portion of the debt as long-term.

Acesita continues its efforts to decrease its indebtedness, following its operations planned in 2003, which generated a drop in net debt/EBITDA from 5x to 3x at the end of the past year. Taking into consideration the EBITDA of the last 12 months (R$ 560.0 million), this relation drops to 2.7x.


Net Debt
2,950
2,450
1,950
1,450
950
450
2,993
2,589
2,248
1,611
1,512
693
700
547
520
Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04
R$ million
US$ million
With Swap

Obs.: Includes data from subsidiaries Acesita International and Acesita Serviços

With regards to the portion of debt exposed to foreign exchange variation (90.9%), the Company maintains a policy to hedge the contracts with maturity terms lower than 3 years and that are not backed by exports. By adding to these swap transactions the amount of the lines Advance on Export Contract and prepayments lines and prepayments of exports, currently there is a total protection of the Company's cash against foreign exchange fluctuations.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

It is worth mentioning that the cash generation (EBITDA) determined in the 1Q04 reflects an accounting result which, since it is based on the accrual basis of accounting, was not an integral part of the Company's cash. For this reason, indebtedness did not record a further decrease. The effect of the use of EBITDA to amortize debts will be better noticed in the next quarter.

Income Tax

In the first quarter of 2004, the provision for payment of Income Tax (IR) and Social Contribution on Net Income (CSLL) totaled R$ 20.3 million. The effective IR and CSLL rates in the same period was approximately 17% mainly due to the offset of tax losses and negative social contribution at the rate of 30% of taxable income for the quarter, in addition to the realization of deductible provisions, previously set-up. At March 31, 2004, the balance of tax losses and negative CSLL to offset amounts to R$ 1,199 million and R$ 1,266 million, respectively.


Net Income - R$ million
54.9
46.4
8.4
125.4
235.1
100.1
1Q03
2Q03
3Q03
4Q03
2003
1Q04

Net Income

In the first quarter/04, net income reached R$ 100.1 million, 82.3% more than the performance in the same period of 2003. This result reflects a consistent path reached in the last 5 quarters, which recorded positive consecutive results.

Investments (capital Expenditures (Capex))

After completing its investment program, which represented expenditures of US$ 771.0 million since its privatization, Acesita will not need significant financial resources in the next years. The investments in new projects for improvement or expansion of its capacity will not require high expenditures.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Highlight

In 2003, the Trade Finance Magazine, recognized as the most reputable magazine by the financial sector, elected the syndicate operation in the amount of US$ 125 million, which was structured by Société Générale , as one of the 17 best Deals of the Year. It is a worldwide evaluation of the financial operations carried out in the year and Acesita's highlight confirms its assertive strategy to manage its finances and businesses.

Also, for the 4th consecutive year, the Social Responsibility Report of Acesita was granted the Ibase's Seal by the Brazilian Institute of Social and Economic Analyses (IBASE), a non-governmental entity which fights for human rights and social welfare. The Company was evaluated by its internal actions and actions in the community in relation to education, health, women's care, environment protection, quality of life and work improvement of its employees, implementation and support to community projects to generate income and work opportunity.

Outlook

For the future quarters of the current year, Acesita expects that the demand for its products will follow the Brazilian economic growth curve, since its main line of products has a close relation to the Gross Domestic Products (PIB) performance.

On the international market, the signs of the slow-down of the Chinese economy promise to be compensated by more demand for the products of the Company in other regions, especially in the North-American market, in addition to the Middle East and Latin America.

During 2004, Acesita intends to strengthen its position in the domestic market and prepare itself for a possible increase in demand in the segments in which it operates, subject to the confirmation of the expectations of improvement in the Brazilian economy.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

05.01 - Comments on Company Performance

Capital Markets

The preferred shares of Acesita (ACES4) appreciated 20.2% in the 1Q04, while the São Paulo Stock Exchange (Bovespa) indice dropped 0.4%. This performance is a result of the good economic-financial performance of Acesita.

Performance of Preferred Shares – 1Q204	
Average daily volume (R$ thousand)	7,991
Average daily volume (thousand)	4,348,689
Closing rate - Mar/04	1.96
Closing rate - Dec/03	1.63
Closing rate - Jun/03	1.47
Closing rate - Mar/03	1.19
Share profitability – 1Q04	20.2%
Share profitability - 12 months	64.7%
Ibovespa profitability – 12 months	96.4%

Preferred Share Performance x Bovespa Index


FBI (12/30/02=100)
220
200
180
160
140
120
100
80
ACES4
IBOVESPA
12/30/2002
01/30/2003
02/28/2003
03/30/2003
04/30/2003
05/30/2003
06/30/2003
07/30/2003
08/30/2003
09/30/2003
10/30/2003
11/30/2003
12/30/2003
01/30/2004
02/29/2004
03/30/2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY			8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)
01	AÇOS PLANOS DO SUL S.A.	02.675.078/0001-31	CLOSED SUBSIDIARY	50.10	15.34
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			365,035		365,035
02	COMPANHIA SIDERÚRGICA TUBARÃO – CST	27.251.974/0001-02	INVESTEE OF THE SUBSIDIARY/ASSOCIATED COMPANY	11.43	100.00
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			5,828,897		5,828,897
03	ACESITA SERVICOS, COM. IND. PART LTDA.	60.500.121/0001-24	CLOSED SUBSIDIARY	100.00	17.61
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			128,832		128,832
04	ACEISTA INTERNATIONAL LTD.	06.021.231/0001-68	CLOSED SUBSIDIARY	100.00	18.09
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			7,250		7,250
05	ACESITA EXPORT AND TRADE LTD.	06.128.498/0001-59	CLOSED SUBSIDIARY	100.00	15.80
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			1		1

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

10.01 - Characteristics of Public or Private Debentures Issues

1 – Item	02
2 – Order number	05
3 – CVM registration number	CVM/SRE/DEB/2002/040
4 – Date of registration with CVM	12/9/2002
5 – Issued series	UN
6 – Type of issue	Simple
7 – Nature of issue	Public
8 – Date of issue	December 1, 2002
9 – Date of maturity	December 1, 2006
10 – Type of debenture	Subordinated
11 – Current remuneration	IGPM + 12% p.a.
12 - Premium/discount	
13 – Nominal value (reais)	10,154.08
14 – Amount issued (thousands of reais)	431,091
15 – Debentures issued (unit)	42,455
16 – Outstanding debentures (unit)	3,533
17 – Treasury debentures (unit)	38,922
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to place (unit)	0
21 – Date of last renegotiation	
22 – Date of next event	December 1, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review – Without Exception

Report of Independent Accountants on the Limited Review of Quarterly Information

To the Board of Directors and Stockholders
ACESITA S.A.

1 We have carried out a limited review of the Quarterly Information (ITR) of Acesita S.A. for the quarter ended March 31, 2004. This information is the responsibility of the Company's management.

2 Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 The Quarterly Information (ITR) mentioned in paragraph one also includes accounting information, for comparison purposes, for the quarter ended March 31, 2003 and for the balance sheet at December 31, 2003. The limited review of the Quarterly Information (ITR) for the first quarter of 2003 and the audit of the financial statements for the year ended December 31, 2003 were conducted by other independent auditors, who issued an unqualified report thereon dated May 9, 2003, and opinion thereon dated February 16, 2004 (except for Note 26, whose date is March 19, 2004), respectively.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

17.01 - Report on the Special Review – Without Exception

5 Our review was conducted for the purpose of issuing a report on the accounting information referred to in paragraph one, taken as a whole. The statement of cash flows and the statement of added value, presented for the purposes of additional information on the Company, are not required as an integral part of the Quarterly Information (ITR). The statement of cash flows and added value for the quarter ended March 31, 2004 were submitted to the review procedures mentioned in paragraph two and are duly presented in all material respects, in relation to the Quarterly Information (ITR) taken as a whole. Also, the statement of cash flows and added value for the quarter ended March 31, 2003, presented for comparison purposes, were not reviewed by independent auditors.

Belo Horizonte, April 30, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Contador CRC 1RS044214/O-9 "S" MG

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
AÇOS PLANOS DO SUL S.A.

18.01 - Statement of Operations of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.01	Gross sales and/or services revenue	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	24,333	24,333	99,414	99,414
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial, net	(12)	(12)	5	5
3.06.03.01	Financial income	9	9	5	5
3.06.03.02	Financial expenses	(21)	(21	0	0
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiary companies	24,345	24,345	99,409	99,409
3.07	Operating results	24,333	24,333	99,414	99,414
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit (loss) before taxes and profit sharing	24,333	24,333	99,414	99,414
3.10	Provision for income tax and social contribution	0	0	(1)	(1)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
AÇOS PLANOS DO SUL S.A.

18.01 - Statement of Operations of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	24,333	24,333	99,413	99,413
	Number of shares (thousand), excluding Treasury stock	365,035	365,035	365,035	365,035
	Net income per share	0.06666	0.06666	0.27234	0.27234
	Loss per share				

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
AÇOS PLANOS DO SUL S.A.

18.02 – Comments on Company Performance

The main activity of Aços Planos do Sul S. A. is the corporate interest in Companhia Siderúrgica Tubarão – CST. The result of the quarter arises mainly from the equity adjustment of that investee, for which quarterly information is disclosed to the market.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.01 - Statement of Operations of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.01	Gross sales and/or services revenue	75,446	75,446	54,660	54,660
3.02	Deductions	(20,278)	(20,278)	(12,994)	(12,994)
3.03	Net sales and/or services revenue	55,168	55,168	41,666	41,666
3.04	Cost of sales and/or services	(41,163)	(41,163)	(32,367)	(32,637)
3.05	Gross profit	14,005	14,005	9,299	9,299
3.06	Operating expenses/income	(6,410)	(6,410)	(2,981)	(2,981)
3.06.01	Selling	(5,681)	(5,681)	(4,361)	(4,361)
3.06.01.01	Personnel expenses/labor charges	(2,399)	(2,399)	(1,987)	(1,987)
3.06.01.02	Selling expenses	(1,861)	(1,861)	(1,427)	(1,427)
3.06.01.03	Export expenses	(1)	(1)	0	0
3.06.01.04	Other	(1,420)	(1,420)	(947)	(947)
3.06.02	General and administrative	(2,321)	(2,321)	(1,849)	(1,849)
3.06.02.01	Compensation to employees/social charges	(776)	(776)	(628)	(628)
3.06.02.02	Rent	(31)	(31)	(30)	(30)
3.06.02.03	Services rendered to third parties	(404)	(404)	(379)	(379)
3.06.02.04	Taxes, charges and fines	(100)	(100)	(53)	(53)
3.06.02.05	Depreciation and amortization	(64)	(64)	(60)	(60)
3.06.02.06	Other	(946)	(946)	(699)	(699)
3.06.03	Financial, net	(4)	(4)	(414)	(414)
3.06.03.01	Financial income	811	811	541	541
3.06.03.02	Financial expenses	(815)	(815)	(955)	(955)
3.06.04	Other operating income	0	0	1,718	1,718
3.06.04.01	Monetary variations, net	0	0	1,718	1,718

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.01 - Statement of Operations of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.06.05	Other operating expenses	109	109	0	0
3.06.05.01	Monetary variations, net	(181)	(181)	0	0
3.06.05.02	Other	290	290	0	0
3.06.06	Equity in the results of subsidiaries	1,487	1,487	1,925	1,925
3.07	Operating results	7,595	7,595	6,318	6,318
3.08	Non-operating results	(1,377)	(1,377)	(842)	(842)
3.08.01	Income	0	0	4	4
3.08.02	Expenses	(1,377)	(1,377)	(846)	(846)
3.08.02.03	Goodwill on investments	(1,353)	(1,353)	(846)	(846)
3.08.02.04	Other	(24)	(24)	0	0
3.09	Profit (loss) before taxes and profit sharing	6,218	6,218	5,476	5,476
3.10	Provision for income tax and social contribution	(1,270)	(1,270)	(556)	(556)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	4,948	4,948	4,920	4,920
	Number of shares (thousand), excluding Treasury stock	128,832	128,832	128,832	128,832
	Net income per share	0.03841	0.03841	0.03819	0.03819
	Loss per share				

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA SERVIÇOS, COM. IND. PART. LTDA.

18.02 – Comments on Company Performance

Despite the significant increase in billings in the 1st quarter of 2004 compared to the same period of 2003, net income in the current quarter of R$ 4,948 thousand was similar to the first quarter of 2003, of R$ 4,920 thousand, mainly due to the financial effects and the increase in selling, general and administrative expenses.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA INTERNATIONAL LTD.

18.01 - Statement of Operations of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.01	Gross sales and/or services revenue	7,708	7,708	29,517	29,517
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	7,708	7,708	29,517	29,517
3.04	Cost of sales and/or services	(7,708)	(7,708)	(25,323)	(25,323)
3.05	Gross profit	0	0	4,194	4,194
3.06	Operating expenses/income	237	237	(556)	(556)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(249)	(249)	(197)	(197)
3.06.02.01	Depreciation and amortization	(66)	(66)	(70)	(70)
3.06.02.03	Services rendered to third parties	(183)	(183)	(127)	(127)
3.06.02.04	Other	0	0	0	0
3.06.03	Financial, net	425	425	(470)	(470)
3.06.03.01	Financial income	4,695	4,695	7,500	7,500
3.06.03.02	Financial expenses	(4,270)	(4,270)	(7,970)	(7,970)
3.06.04	Other operating income	58	58	0	0
3.06.04.01	Monetary variations, net	0	0	0	0
3.06.04.02	Reversal of provision for losses	58	58	0	0
3.06.05	Other operating expenses	3	3	111	111
3.06.05.01	Monetary variations, net	3	3	111	111
3.06.06	Equity in the results of subsidiaries	0	0	0	0
3.07	Operating results	237	237	3,638	3,638
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA INTERNATIONAL LTD.

18.01 - Statement of Operations of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.09	Profit (loss) before taxes and profit sharing	237	237	3,638	3,638
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	237	237	3,638	3,638
	Number of shares (thousand), excluding Treasury stock	7,250	7,250	7,250	7,250
	Net income per share	0.03269	0.03269	0.50179	0.50179
	Loss per share				

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA INTERNATIONAL LTD.

18.02 – Comments on Company Performance

Acesita International Ltd. is the wholly-owned subsidiary of Acesita S. A., whose main activities are the holdings in other companies, financial operations, sales and commercial representation, among others.

The result of the Company arises basically from financial income and expenses, in addition to sales commissions of Acesita S.A.'s products in the international market.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA EXPORT AND TRADE LTD.

18.01 - Statement of Operations of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.01	Gross sales and/or services revenue	141,097	141,097	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	141,097	141,097	0	0
3.04	Cost of sales and/or services	(141,097)	(141,097)	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	28	28	0	0
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	0	0	0	0
3.06.03	Financial, net	(55)	(55)	0	0
3.06.03.01	Financial income	4,961	4,961	0	0
3.06.03.02	Financial expenses	(5,016)	(5,016)	0	0
3.06.04	Other operating income	83	83	0	0
3.06.04.01	Monetary variations, net	83	83	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiaries	0	0	0	0
3.07	Operating results	28	28	0	0
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit (loss) before taxes and profit sharing	28	28	0	0
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA EXPORT AND TRADE LTD.

18.01 - Statement of Operations of Subsidiary Company (R$ thousand)

1 – Code	2 – Description	3 - 1/1/2004 to 3/31/2004	4 - 1/1/2004 to 3/31/2004	5 - 1/1/2003 to 3/31/2003	6 - 1/1/2003 to 3/31/2003
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	28	28	0	0
	Number of shares (thousand), excluding Treasury stock	1	1	0	0
	Net income per share	28.00000	28.00000	0.00000	0.00000
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Subsidiary/Associated Companies

Company name
ACESITA EXPORT AND TRADE LTD.

18.02 – Comments on Company Performance

Acesita Export and Trade is a wholly-owned subsidiary of Acesita S/A, formed in the last quarter of 2003, whose objective is to direct the Company's exports through Arcelor Group companies, in line with the export prepayment operations structured with the banking syndicate in December 2003.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
March 31, 2004

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
00265-8	ACESITA S.A.	33.390.170/0001-89

Contents